SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2019

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

RELEVANT FACT

CENTRAIS ELÉTRICAS BRASILEIRAS S/A CNPJ: 00.001.180/0001-26 | NIRE: 533.0000085-9 PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) (B3: ELET3, ELET5 & ELET6; NYSE: EBR & EBR.B; LATIBEX: XELT.O & XELT.B) hereby informs its shareholders and the market in general, in addition to the Relevant Fact of April 11, 2017, were dismissed, by judgment of the federal judge of the 5th civil court of the Federal District, all claims of the ASSOCIAÇÃO BRASILEIRA DE GRANDES CONSUMIDORES LIVRES – ABRACE, ASSOCIAÇÃO TÉCNICA BRASILEIRA DAS INDÚSTRIAS AUTOMÁTICAS DE VIDRO – ABIVIDRO and ASSOCIAÇÃO BRASILEIRA DOS PRODUTORES DE FERROLIGAS E DE SILÍCIO METÁLICO – ABRAFE, in the context of the lawsuit filed by the aforementioned Associations against the Federal Government and the National Electric Energy Agency (Agência Nacional de Energia Elétrica – "ANEEL"), aiming at the suspension of the effects on its tariffs for the payment of credits related to assets considered non-depreciated as of May 31, 2000 (“RBSE”), due to the transmission concessionaires that renewed their concessions, in 2013, pursuant to Law 12,783/2013.

As of July 2017, the Company began to receive the remuneration related to RBSE transmission assets existing on May 31, 2000, for transmission concessions extended pursuant to Law 12,783/2013, through the Annual Allowed Revenue (RAP), as provided for in MME Ordinance No. 120/16.

However, the injunction, revoked, pursuant to the abovementioned decision, excluded from the fee to be paid by the associates the portion referring to the remuneration provided for in article 1, third paragraph, of MME Ordinance 120/2016, which establishes that the cost of capital not incorporated since the extensions of the concessions up to the tariff process, established in the first paragraph of said article, shall be updated and remunerated by the cost of own equity of the transmission segment defined by ANEEL in the Periodic Tariff Review methodologies of Existing Concessionaires.

Pursuant to the aforementioned injunction, Aneel has recalculated the RAPs of the RBSE transmission assets existing on May 31, 2000, for the transmission concessions extended under Law 12,783/2013, in order to cover the amount due only the component of the update provided for in Ordinance 120/2016.

With the cancellation of the injunction, the Company understands that the amounts to be paid as RBSE should be recalculated, in order to include the portion provided for in article 1, third paragraph, of Ordinance MME 120/2016.

On September 30, 2019, the Company registered the amount of approximately R$ 5.9 billion receivable from the portion of the RBSE referred to above, object of the revoked injunction, calculated according to Ordinance MME 120/2016 and measured at fair value, according to Explanatory Note 16 to the Quarterly Information for the 3Q19.

Rio de Janeiro, November 12, 2019.

Elvira Cavalcanti Presta

CFO and Investor Relations Officer

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 12, 2019
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.